UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 7, 2019

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S purchases B shares worth DKK 2,235 million from Novo Holdings A/S under the 2019 share repurchase programme

Bagsværd, Denmark, 7 May 2019 – Novo Nordisk A/S has today entered into an agreement to purchase 7,012,500 B shares of DKK 0.20 to a value of DKK 2,235 million from Novo Holdings A/S. This transaction is part of Novo Nordisk A/S’ 2019 share repurchase programme of up to a total of DKK 15 billion to be executed during a 12- month period beginning 1 February 2019. The transaction price is DKK 318.71 per share and has been calculated as the three-day volume weighted average market price from 3 May to 7 May 2019 in the open window following the announcement of Novo Nordisk A/S’ quarterly financial results.

Prior to the sale of B shares, Novo Holdings A/S’ ownership of Novo Nordisk A/S was 28.6% of the share capital and 76.3% of the votes. Following the transaction, Novo Holdings A/S owns 537,436,000 A shares of DKK 0.20 and 142,776,500 B shares of DKK 0.20, corresponding to 28.3% of the capital and 76.2% of the votes in Novo Nordisk A/S.

The transaction is in line with the announcement on 3 May 2019 that Novo Holdings A/S intends to maintain its ownership of Novo Nordisk A/S’ share capital around 28%.

With the transaction stated above, Novo Nordisk A/S owns a total of 22,369,001 B shares of DKK 0.20, corresponding to 0.9% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,400,000,000 of DKK 0.20 including treasury shares.

About Novo Holdings A/S

Novo Holdings is a Danish private limited liability company wholly owned by the Novo Nordisk Foundation. It is the holding company of the Novo Group, comprising Novo Nordisk A/S and Novozymes A/S, and is responsible for managing the Foundation’s assets.

In addition to being the major shareholder in the Novo Group companies, Novo Holdings provides seed and venture capital to development-stage companies, takes significant ownership positions in well- established companies within life science and manages a broad portfolio of financial assets.

It is the vision of Novo Holdings to be recognized as a world-leading life science investor with a focus on creating long-term value. Read more at www.novo-holdings.dk.

About Novo Nordisk A/S

Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 43,200 people in 80 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Novo Holdings Communication
Christian Mostrup Scheel	+45 3067 4805	cims@novo.dk

Novo Nordisk Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Novo Nordisk Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 31 / 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 7, 2019	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer